HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)



                                  July 24, 2003

Song Brandon
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20001

      Re:   L.A.M. Pharmaceutical Corp.
            Registration Statement on Form SB-2
            Commission File No. 333-107167

Dear Ms. Brandon:

     This office represents L.A.M. Pharmaceutical Corp. (the "Company"). On behalf of the Company we request that the above-captioned registration statement be withdrawn. The reason for this request is that this registration statement should have been filed as Amendment No. 1 to the Company's Registration Statement on Form SB-2 (333-103212).

      No securities were sold by means of the registration statement.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                              William T. Hart